Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 3

(To Prospectus dated April 15, 2016)

Plastec Technologies, Ltd.

12,093,935 Ordinary Shares (for Resale)

This Prospectus Supplement No. 3 amends and supplements the Prospectus dated April 15, 2016 relating to 12,093,935 ordinary shares of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus.

We will not receive any proceeds from the sale of the securities under this prospectus.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares that may be sold by them and the times and manner in which they may offer and sell the ordinary shares under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTYF”. As of November 14, 2016, the closing sale price of our ordinary shares was $3.12 per share.

This Prospectus Supplement No. 3 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on November 15, 2016, which is set forth below. This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus dated April 15, 2016, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is November 15, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2016 third quarter and nine months ended September 30, 2016.

As previously reported, subsequent to the quarter end reported on in this Report of Foreign Private Issuer on Form 6-K, on October 11, 2016, we consummated the transactions contemplated by a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM, through a wholly-owned Hong Kong subsidiary, purchased the entirety of our shareholding interests in Plastec International Holdings Limited (“Plastec”) for an aggregate purchase price of RMB 1,250,000,000 (or US$187,088,571), in cash (the “Transfer Price”). As a result, we no longer own Plastec. Following consummation of the transactions described above, our only operations will generally be to (i) complete the construction of our manufacturing plant in Kai Ping, China which is intended to be disposed of to SYB prior to its official operation at a price equivalent to the capital used for its construction, subject to terms and specifics to be agreed upon by the parties concerned in due course, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect any payments we may receive upon Plastec achieving the performance targets for the years ended December 31, 2016, 2017 and 2018 as described in the Agreement and (iv) to explore other investment opportunities.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) September 30,	(Audited) December 31,
	2016	2015
	HK$	HK$
ASSETS

Current assets
Cash and cash equivalents	1,618,834	475,361
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of September 30, 2016 and December 31, 2015, respectively	352,187	303,681
Inventories	85,358	105,221
Bills receivable	37,304	5,782
Deposits, prepayment and other receivables	42,359	44,473
Total current assets	2,136,042	934,518

Property, plant and equipment, net	300,808	336,491
Prepaid lease payments, net	17,020	18,165
Deferred tax assets	14,486	13,260
Intangible assets	520	438
Total assets	2,468,876	1,302,872

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	23,409	29,223
Trade payables	115,147	111,658
Other payables and accruals	1,193,237	152,095
Tax payable	84,214	69,210
Total current liabilities	1,416,007	362,186

Bank Borrowings	-	-
Total liabilities	1,416,007	362,186

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of September 30, 2016 and December 31, 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(5,840)	7,599
Retained earnings	1,032,559	906,937
Total shareholders’ equity	1,052,869	940,686

Total liabilities and shareholders’ equity	2,468,876	1,302,872

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended September 30,				For the 9-month period ended September 30,
	2016		2015		2016		2015
	HK$		HK$		HK$		HK$

Revenues		394,400		360,712		1,073,536		976,415
Cost of revenues		(286,084)		(257,249)		(768,129)		(729,164)
Gross profit		108,316		103,463		305,407		247,251

Operating expenses, net
Selling, general and administrative expenses		(48,771)		(49,851)		(124,449)		(122,646)
Other income		2,551		618		5,899		1,305
Written-off of property, plant and equipment		-		(858)		-		(2,119)
Gain on disposal of property, plant and equipment		1,394		1,712		1,742		4,142
Total operating expenses, net		(44,826)		(48,379)		(116,808)		(119,318)

Income from operations		63,490		55,084		188,599		127,933

Interest income		203		204		873		1,139
Interest expense		(173)		(338)		(545)		(1,138)
Income before income tax expense		63,520		54,950		188,927		127,934

Income tax expense		(17,106)		(4,494)		(33,030)		(14,994)
Net income		46,414		50,456		155,897		112,940

Other comprehensive income
Foreign currency translation adjustment		(4,184)		(6,184)		(13,439)		(1,603)
Comprehensive income attributable to Plastec Technologies, Ltd.		42,230		44,272		142,458		111,337

Net income per share:

Weighted average number of ordinary shares		12,938,128		12,938,128		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		12,938,128		12,938,128		12,938,128		12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	3.6	HK$	3.9	HK$	12.0	HK$	8.7

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	3.6	HK$	3.9	HK$	12.0	HK$	8.7

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2014 and at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the year	-	-	-	-	131,335	131,335
Dividends paid	-	-	-	-	(121,101)	(121,101)
Warrants repurchases	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	(2,538)	-	(2,538)

Balance at December 31, 2015 and at January 1, 2016	12,938,128	101	26,049	7,599	906,937	940,686

Net income for the period	-	-	-	-	155,897	155,897
Dividends paid	-	-	-	-	(30,275)	(30,275)
Cumulative translation adjustment	-	-	-	(13,439)	-	(13,439)

Balance at September 30, 2016	12,938,128	101	26,049	(5,840)	1,032,559	1,052,869

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9-month period ended September 30,
	2016	2015
	HK$	HK$
Operating activities
Net income	155,897	112,940
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,161	72,265
Loss on written-off of property, plant and equipment	-	2,119
Gain on disposal of property, plant and equipment	(1,742)	(4,142)
Deferred tax credit	(1,225)	(6,021)
Changes in operating assets and liabilities:
Trade receivables	(42,746)	(38,121)
Inventories	19,863	(10,474)
Deposits, prepayment and other receivables	(26,055)	(1,636)
Trade payables	3,489	9,770
Other payables and accruals	23,698	27,729
Tax payables	14,823	5,806
Net cash provided by operating activities	210,163	170,235

Investing activities
Purchase of property, plant and equipment	(36,427)	(106,321)
Purchase of intangible assets	(82)	-
Proceeds from disposal of property, plant and equipment	1,906	8,289
Proceeds related to disposal of a subsidiary	1,017,442	-
Net cash generated from/(used in) investing activities	982,839	(98,032)

Financing activities
Net (repayment)/proceeds from bank borrowings	(5,815)	8,258
Dividends paid	(30,275)	(121,100)
Net cash used in financing activities	(36,090)	(112,842)

Net increase/(decrease) in cash and cash equivalents	1,156,912	(40,639)

Effect of exchange rate changes on cash and cash equivalents	(13,439)	(1,603)

Cash and cash equivalents, beginning of period	475,361	528,527
Cash and cash equivalents, end of period	1,618,834	486,285

Supplementary disclosures of cash flow information:

Interest received, net	328	1
Income taxes paid	(19,433)	(15,210)

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the third quarter ended September 30, 2016 compared to the third quarter ended September 30, 2015

We recorded an approximately 9.3% increase in revenue for the third quarter ended September 30, 2016 to HK$394.4 million compared to the corresponding period in the prior year, underpinned by an increase in sales in China along with our continued focus on soliciting new orders from customers.

Accordingly, our gross profit increased by approximately 4.7%, or HK$4.9 million to HK$108.3 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to our on-going efforts in streamlining our manufacturing operation and process to reduce costs. Gross profit margin decreased to 27.5% from 28.7% compared to the corresponding period in the prior year. Income before income tax expenses increased by approximately 15.6%, or HK$8.6 million to HK$63.5 million compared to the corresponding period in the prior year.

Income tax expense was HK$17.1 million compared to HK$4.5 million in the corresponding period in the prior year, representing an effective income tax rate of 26.9% compared to 8.2% in the corresponding prior year period.

Net income after tax decreased by approximately by 8.0%, or HK$4.0 million to HK$46.4 million in the third quarter ended September 30, 2016, compared to the corresponding period in the prior year.

Operating results for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015

We recorded an approximately 9.9% increase in revenue for the nine months ended September 30, 2016 to HK$1,073.5 million compared to the corresponding period in the prior year, as a result of our continued focus on soliciting new orders from existing customers as well as new customers throughout this period.

Our gross profit increased by approximately 23.5%, or HK$58.2 million to HK$305.4 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products and our on-going efforts in cost control throughout the period. Gross profit margin improved to 28.4% from 25.3% compared to the corresponding period in the prior year. We recorded an approximately 47.7% increase in income before income tax expenses to HK$188.93 million compared to the corresponding period in the prior year.

Income tax expense was HK$33.0 million compared to HK$15.0 million in the corresponding period in the prior year, representing an effective income tax rate of 17.5% compared to 11.7% in the corresponding period in the prior year.

Balance sheet positions as at September 30, 2016 compared to December 31, 2015

Total assets increased by HK$1,166.0 million or approximately 89.5% to HK$2,468.9 million as of September 30, 2016 compared to HK$1,302.9 million as of December 31, 2015. This increase was mainly attributable to a HK$1,143.5 million increase in cash and cash equivalents which included the receipt of the initial portion of the Transfer Price of approximately HK$1,017.4 million, HK$48.5 million increase in trade receivables and a HK$31.5 million increase in bills receivable, against a HK$35.7 million decrease in net book values of fixed assets and a HK$19.9 million decrease in inventories.

Total liabilities increased by HK$1,053.8 million or approximately 291.0% to HK$1,416.0 million as of September 30, 2016 compared to HK$362.2 million as of December 31, 2015. This increase was mainly attributable to a HK$1,041.1 million increase in other payables and accruals which included the above mentioned initial portion of the Transfer Price, and a HK$15.0 million increase in tax payable, against a HK$5.8 million decrease in bank borrowings.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the nine months ended September 30, 2016, we recorded HK$1,156.9 million cash inflow as compared to HK$40.6 million cash outflow in the same corresponding period in the prior year.

We generated HK$210.2 million cash inflow from operating activities as compared to HK$170.2 million cash inflow in the corresponding period in the prior year. Net cash generated from investing activities was HK$982.8 million which included our receipt of the above mentioned initial portion of the Transfer Price, compared to HK$98.0 million net cash used in investing activities in the corresponding period in the prior year.

Net cash used in financing activities for the period was HK$36.1 million which included dividends payment of HK$30.3 million, compared to HK$112.8 million net cash used in financing activities in the corresponding period in the prior year which included dividends payment in aggregate of HK$121.1 million.

Following the receipt of the above-mentioned initial portion of the Transfer Price, we declared a special cash dividend of US$8.00 on each outstanding ordinary share which was paid on November 1, 2016 to our shareholders of record as of October 25, 2016.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  November 15, 2016

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer